Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
April 5, 2004

EXTENDICARE’S U.S. SUBSIDIARY EHSI COMMENCES TENDER OFFER FOR ITS
9.35% SENIOR SUBORDINATED NOTES DUE 2007

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). – Extendicare Inc. announced today that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (EHSI) has commenced a cash tender offer for any and all of its US$200 million outstanding 9.35% Senior Subordinated Notes Due 2007, CUSIP No. 302244AC2 (the “Notes”).

In conjunction with the tender offer, EHSI is also soliciting consents to adopt proposed amendments to the indenture under which the Notes were issued (the “Indenture”) that would eliminate substantially all restrictive covenants and certain event of default provisions. Any holder who tenders Notes pursuant to the tender offer must also deliver a consent to the proposed amendments to the Indenture. Holders who validly tender their Notes pursuant to the tender offer will be deemed to have delivered their consents by such tender. However, the tender offer is not conditioned upon obtaining the requisite consents under the Indenture. The tender offer and consent solicitation are being made upon the terms and subject to the conditions set forth in the related Offer to Purchase and Consent Solicitation Statement dated April 5, 2004 (the “Offer to Purchase”).

Holders who validly tender their Notes and deliver consents prior to 5:00 p.m., New York City time, on April 14, 2004 (the “Consent Date”), will be entitled to receive the total consideration, which is US$1,035 for each US$1,000 principal amount of Notes tendered and accepted for payment, plus accrued and unpaid interest from the last interest payment date to, but not including, the settlement date. The total consideration consists of the tender offer consideration, which is US$1,005 for each US$1,000 principal amount of Notes tendered and accepted for payment, plus accrued and unpaid interest from the last interest payment date to, but not including, the settlement date, and a consent payment of US$30 for each US$1,000 principal amount of Notes validly tendered and not withdrawn. Holders whose valid tenders are received after the Consent Date, but prior to 12:00 midnight, New York City time, on April 30, 2004 (the “Expiration Date”), will receive the tender offer consideration, but not the consent payment. EHSI currently intends to redeem any Notes not tendered in the tender offer under the terms of the Indenture. The current redemption price for the Notes is US$1,031.17 for each US$1,000 principal amount of Notes, plus accrued and unpaid interest.

EHSI’s obligation to accept for purchase and to pay for the Notes validly tendered in the tender offer is subject to the satisfaction of certain conditions including, among other things, the receipt of proceeds from anticipated borrowings under its amended credit facility and the private placement of its new notes and acceptance by EHSI of the Notes for purchase pursuant to the terms of the tender offer, each as described in more detail in the Offer to Purchase. The new notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

This announcement is not an offer to purchase, nor a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase.

EHSI has retained Lehman Brothers Inc. to serve as Dealer Manager and Solicitation Agent and D.F. King & Co., Inc. to serve as Information Agent and Tender Agent for the tender offer and consent solicitation. Requests for documents may be directed to D.F. King & Co., Inc. by telephone at (888) 567-1626 (toll free) or (212) 269-5550 (collect), or in writing at 48 Wall Street, 22nd Floor, New York, NY 10005. Questions regarding the tender offer and consent solicitation should be directed to Lehman Brothers Inc. at (800) 438-3242 (toll free) or (212) 528-7581 (collect), attention: Liability Management Group.

Extendicare, through its subsidiaries, operates 275 long-term care facilities across North America, with capacity for over 28,900 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,800 people in the United States and Canada.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com